UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of October 2026

Commission File Number: 001-39115

WISEQEY CORP

(Exact Name of Registrant as Specified in Charter)

WISEQEY CORP

(Translation of Registrant’s name into English)

British Virgin Islands	CRAIGMUIR CHAMBERS, ROAD TOWN, TORTOLA, TORTOLA, Virgin Islands, British, VG 1110	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F                      ☐ Form 40-F

On October 9, 2026, WISeQey Corp, a British Virgin Islands business company (“WISeQey” or the “Company”), and SEALSQ Corp, a British Virgin Islands business company and a subsidiary of WISeQey (“SEALSQ” and, together with WISeQey, the “Company Shareholders”), entered into an Agreement and Plan of Merger, dated as of October 8, 2026 (the “Merger Agreement”), by and among GigCapital8 Corp., a Cayman Islands exempted company (“GigCapital8”), Quantisimo Holdings Corp., a British Virgin Islands business company (“PubCo”) formed by GigAcquisitions8 Corp., a Cayman Islands exempted company (the “Sponsor”) and the sponsor of GigCapital8, Quantisimo Merger Sub Inc., a British Virgin Islands business company and a direct wholly owned subsidiary of PubCo (“Target Merger Sub”), GigCapital8 Merger Sub Inc., a Cayman Islands exempted company and a direct wholly owned subsidiary of PubCo (“SPAC Merger Sub”), Quantisimo Corp., a British Virgin Islands business company (“Quantisimo”), WISeQey and SEALSQ (the transactions contemplated by the Merger Agreement and the ancillary documents related thereto, the “Transactions”).

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions set forth therein, (a) SPAC Merger Sub will merge with and into GigCapital8, with GigCapital8 surviving as a direct wholly owned subsidiary of PubCo, in accordance with the Cayman Islands Companies Act (As Revised) (the “SPAC Merger”), and (b) immediately following confirmation of the effective filing of the SPAC Merger, Target Merger Sub will merge with and into Quantisimo, with Quantisimo surviving as a direct wholly owned subsidiary of PubCo, in accordance with the BVI Business Companies Act, 2004 (as amended) (the “Company Merger” and, together with the SPAC Merger, the “Mergers”). The completion of the SPAC Merger is a condition precedent to the completion of the Company Merger. Following the Transactions, PubCo will be the publicly traded holding company of GigCapital8 and Quantisimo, each of which will survive its respective merger as a wholly owned subsidiary of PubCo.

WISeQey and SEALSQ collectively own 100% of the outstanding shares of Quantisimo. On or prior to the closing of the Transactions (the “Closing,” and the date on which the Closing occurs, the “Closing Date”), WISeQey and SEALSQ will contribute to Quantisimo, pursuant to the Shareholder Support Agreement (as defined below), certain equity interests that one or the other of them hold in Miraex SA (Switzerland), SEALCOIN AG (Switzerland), WeCan Group SA (Switzerland) and WISeSat.Space Holdings Corp (BVI) (collectively, the “Operating Subsidiaries,” and such contribution, the “Contribution”).

The Mergers are expected to be consummated following the receipt of the required approvals of the shareholders of GigCapital8 and the Company Shareholders and the satisfaction or waiver of the other closing conditions set forth in the Merger Agreement.

Merger Agreement

Treatment of GigCapital8 Securities

At the effective time of the SPAC Merger (the “SPAC Merger Effective Time”), (i) each outstanding unit of GigCapital8 will automatically be separated into its component parts consisting of one Class A ordinary share of GigCapital8, par value $0.0001 per share (each, a “SPAC Class A Share”), and one right to receive one-fifth of one share (each, a “SPAC Public Right”); (ii) each SPAC Class A Share and each Class B ordinary share of GigCapital8, par value $0.0001 per share (each, a “SPAC Class B Share” and, together with the SPAC Class A Shares, the “SPAC Common Stock”), issued and outstanding immediately prior to the SPAC Merger Effective Time (other than shares held by GigCapital8 as treasury shares and Dissenting SPAC Shares (as defined in the Merger Agreement)) will automatically be cancelled and cease to exist in exchange for the right to receive one ordinary share of PubCo, no par value (each, a “PubCo Ordinary Share”), except that the Sponsor (inclusive of PubCo Ordinary Shares in respect of the SPAC Public Rights held by the Sponsor) will be entitled to receive 3,035,083 PubCo Ordinary Shares and 3,035,084 Class F Ordinary Shares of PubCo, no par value (the “PubCo Class F Shares” and, together with the PubCo Ordinary Shares, the “PubCo Shares”); and (iii) each SPAC Public Right issued and outstanding immediately prior to the SPAC Merger Effective Time will be converted into PubCo Ordinary Shares in accordance with the terms of the rights agreement governing the SPAC Public Rights, with every five SPAC Public Rights converting into one PubCo Ordinary Share. No fractional PubCo Ordinary Shares will be issued upon conversion of the SPAC Public Rights. Prior to or concurrently with the Closing, GigCapital8 has agreed to use reasonable best efforts to cause an amendment to such rights agreement to provide that each SPAC Public Right will entitle the holder thereof to receive one-fifth of one PubCo Ordinary Share in lieu of one-fifth of one SPAC Class A Share. The SPAC Class B Shares outstanding on the Closing Date will automatically convert into SPAC Class A Shares effective upon the SPAC Merger Effective Time in accordance with GigCapital8’s amended and restated memorandum and articles of association.

Each PubCo Ordinary Share will be entitled to one vote per share, and the PubCo Class F Shares, which will be held by WISeQey, SEALSQ and the Sponsor, will in the aggregate be entitled to 49.999999% of the total vote on any matter voted on by the holders of PubCo Shares. The terms, allocation and governance of the PubCo Class F Shares will be set forth in the PubCo Governing Documents (as defined in the Merger Agreement) and a Class F shareholders’ agreement to be entered into by the Sponsor, PubCo WISeQey and SEALSQ prior to the Closing with respect to the PubCo Class F Shares.

Quantisimo Merger Consideration

At the effective time of the Company Merger, each share of Quantisimo issued and outstanding immediately prior thereto will automatically be cancelled and cease to exist in exchange for the right to receive the number of newly issued PubCo Shares set forth opposite such holder’s name on the Payment Spreadsheet (as defined in the Merger Agreement). The aggregate consideration payable to the Company Shareholders will be 66,610,000 PubCo Shares (the “Merger Consideration”), allocated between PubCo Ordinary Shares and PubCo Class F Shares in proportion to the number of Class F ordinary shares and ordinary shares of Quantisimo owned by each Company Shareholder. No fractional PubCo Shares will be issued in connection with the Company Merger; in lieu thereof, a Company Shareholder otherwise entitled to a fractional PubCo Share will receive cash in an amount determined by multiplying such fraction by the volume-weighted average price of a PubCo Ordinary Share for the five trading days immediately following the Closing Date. In addition to the Merger Consideration, PubCo will issue to the Company Shareholders at the Closing, in proportion to their respective contributions to the Company Cash Contribution (as defined below), a number of PubCo Ordinary Shares equal to the Company Cash Contribution divided by $10.00 per share (the “Company Cash Contribution Credit Shares”).

Available Cash and Transaction Expenses

The Merger Agreement provides for a minimum cash amount of $15,000,000 available to PubCo at the Closing (the “Minimum Cash Amount”), to be funded by (i) a cash contribution from GigCapital8 consisting of the cash remaining in GigCapital8’s trust account following redemptions and payment of expenses, plus any proceeds of the PIPE Investment (as defined below) or other financing actually received by PubCo (the “SPAC Cash Contribution”), in an amount not less than the SPAC Transaction Expenses (subject to the applicable cap described below) plus one-half of the Base Contribution Amount (as defined below) (the “SPAC Minimum Contribution”), and (ii) a cash contribution funded by the Company Shareholders in an amount equal to the Company Advisors Expenses (as defined in the Merger Agreement and subject to a $5,000,000 cap) plus one-half of the Base Contribution Amount (the “Company Cash Contribution”). The “Base Contribution Amount” is equal to the Minimum Cash Amount minus the SPAC Transaction Expenses (subject to the applicable cap) minus the Company Advisors Expenses (subject to a $5,000,000 cap). SEALSQ has agreed to use commercially reasonable efforts to fund the Company Cash Contribution, and GigCapital8 and the Sponsor have agreed to use commercially reasonable efforts to cause the SPAC Cash Contribution to be funded in an amount not less than the SPAC Minimum Contribution. To the extent the SPAC Cash Contribution exceeds the SPAC Minimum Contribution, SEALSQ has agreed to fund a matching additional cash contribution, which will be treated as part of the Company Cash Contribution; provided that SEALSQ will have no obligation to fund any such additional contribution if the SPAC Cash Contribution exceeds $25,000,000.

The fees and expenses of GigCapital8 and the Sponsor incurred in connection with the Transactions (the “SPAC Transaction Expenses”), excluding taxes payable in connection with redemptions and other transfer taxes, may not exceed $5,000,000 without Quantisimo’s prior written consent, provided that SPAC Transaction Expenses of up to $7,500,000 may be paid by PubCo to the extent they are reasonable and documented, Quantisimo has had the opportunity to review and comment on them, and such payment does not cause the net cash available to PubCo from the trust account to drop below the SPAC Minimum Contribution. Any SPAC Transaction Expenses in excess of the applicable cap that are not approved in writing by Quantisimo must be satisfied by the Sponsor at its sole cost at or prior to the Closing. Company Advisors Expenses in excess of $5,000,000 will be paid by SEALSQ unless otherwise approved in writing by GigCapital8.

Governance

The parties have agreed that, immediately after the Closing, the board of directors of PubCo will consist of seven directors, comprised of (i) four directors designated by Quantisimo prior to the Closing, who will be reasonably acceptable to GigCapital8, at least two of whom will qualify as “independent” if and as required under Nasdaq listing rules, and (ii) three directors designated by GigCapital8 prior to the Closing, who will be reasonably acceptable to Quantisimo, at least two of whom will qualify as “independent” if and as required under Nasdaq listing rules. In addition, prior to the Closing and subject to the approval of the shareholders of GigCapital8 and PubCo, the board of directors of PubCo will adopt an equity incentive plan with an initial award pool equal to no more than 10% of PubCo’s shares outstanding immediately after the SPAC Merger Effective Time, with an annual evergreen provision providing for automatic increases of 5% per annum (the “PubCo Incentive Equity Plan”).

Representations and Warranties; Covenants

The Merger Agreement contains customary representations, warranties and covenants made by the parties thereto, including, among others, covenants providing for (i) the operation of the parties’ respective businesses in the ordinary course during the interim period between the execution of the Merger Agreement and the Closing, (ii) GigCapital8, Quantisimo and the Company Shareholders to cease discussions for, and not to solicit, alternative transactions, (iii) GigCapital8 and PubCo to prepare and file with the SEC a registration statement on Form F-4 (the “Proxy/Registration Statement”), which will include a proxy statement/prospectus, for the purpose of registering the PubCo Shares to be issued to GigCapital8’s shareholders and soliciting proxies from GigCapital8’s shareholders to approve the Merger Agreement, the Mergers and the other Transactions, the PubCo Incentive Equity Plan and certain other matters (the “Transaction Proposals”) at an extraordinary general meeting of GigCapital8’s shareholders (the “SPAC Shareholders’ Meeting”), which will be held not more than 30 days after the date on which the Proxy/Registration Statement is mailed to GigCapital8’s shareholders, (iv) Quantisimo to obtain the written consent of the Company Shareholders approving the Merger Agreement and the Transactions no later than five business days after the Proxy/Registration Statement becomes effective, (v) PubCo to use reasonable best efforts to cause the PubCo Ordinary Shares issuable in connection with the Transactions to be approved for listing on the Nasdaq Capital Market, (vi) each party to file its notification and report form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), within ten business days after the date of the Merger Agreement, and (vii) Quantisimo to deliver to GigCapital8, no later than October 31, 2026, audited consolidated financial statements for the fiscal years ended December 31, 2024 and December 31, 2025 and reviewed interim consolidated financial statements for the six-month period ended June 30, 2026, in each case prepared in conformity with GAAP and PCAOB standards.

In addition, without the prior written consent of Quantisimo, no financing arrangement (including any PIPE Investment, non-redemption agreement, backstop arrangement, convertible note, forward purchase agreement or other equity or debt financing) may be entered into by GigCapital8, PubCo or any Acquisition Entity (as defined in the Merger Agreement) in connection with the Transactions, other than a PIPE Investment at a price per PubCo Ordinary Share of not less than $10.00 on terms consistent with the form of PIPE Subscription Agreement attached as Exhibit A to the Merger Agreement, subject to Quantisimo’s limited right to object to certain proposed investors in the PIPE Investment. If any equity financing in connection with the Transactions is proposed at a price below $10.00 per PubCo Ordinary Share, the Company Shareholders will have a right of first offer to participate in such financing on the same terms.

Conditions to Closing

The obligations of the parties to consummate the Transactions are subject to customary closing conditions, including, among others: (i) the approval of the Transactions by GigCapital8’s shareholders and by the Company Shareholders; (ii) all required regulatory approvals having been obtained or having expired or been terminated, as applicable; (iii) the Proxy/Registration Statement having become effective under the Securities Act of 1933, as amended (the “Securities Act”), and no stop order having been issued or proceedings for that purpose initiated or threatened by the SEC and not withdrawn; (iv) PubCo’s initial listing application with Nasdaq having been conditionally approved and the PubCo Ordinary Shares to be issued in connection with the Transactions having been approved for listing on Nasdaq, subject to official notice of issuance; (v) no law or governmental order being in effect that makes the Transactions illegal or otherwise prevents or prohibits their consummation; and (vi) PubCo having net tangible assets of at least $5,000,001 upon the Closing, after giving effect to any redemptions by GigCapital8’s shareholders and any PIPE Investment.

The obligations of GigCapital8 to consummate the Transactions are also subject to, among other things, (i) the accuracy of the representations and warranties of Quantisimo and the Acquisition Entities (subject to a Company Material Adverse Effect standard, as defined in the Merger Agreement) and the performance in all material respects of their covenants, (ii) no Company Material Adverse Effect having occurred that is continuing and uncured, (iii) the receipt of certain third-party approvals, waivers or consents, (iv) the Shareholder Support Agreement being in full force and effect, (v) the available cash being no less than the Minimum Cash Amount, including the Company Cash Contribution and the SPAC Cash Contribution in an amount not less than the SPAC Minimum Contribution, and (vi) each Company Shareholder holding more than 1% of the shares of Quantisimo, the Sponsor and the directors and officers of GigCapital8 having executed and delivered lock-up agreements restricting the transfer of PubCo Ordinary Shares received in connection with the Transactions for a period of six months following the Closing Date.

The obligations of Quantisimo to consummate the Transactions are also subject to, among other things, (i) the accuracy of the representations and warranties of GigCapital8 (subject to a SPAC Material Adverse Effect standard, as defined in the Merger Agreement) and the performance in all material respects of its covenants, (ii) no SPAC Material Adverse Effect having occurred that is continuing and uncured, (iii) the available cash being no less than the Minimum Cash Amount, including the Company Cash Contribution and the SPAC Cash Contribution in an amount not less than the SPAC Minimum Contribution, (iv) the Sponsor Support Agreement being in full force and effect and the Sponsor not being in material breach thereof, (v) the Sponsor and the directors and officers of GigCapital8 having executed and delivered lock-up agreements, (vi) the post-Closing board of directors of PubCo having been elected or appointed in accordance with the Merger Agreement, and (vii) immediately after the Closing, on a fully diluted basis and after giving effect to the Mergers, redemptions, the PIPE Investment (if any), the issuance of the Company Cash Contribution Credit Shares and any other financing consummated in connection with the Transactions, the Company Shareholders holding no less than a majority of the issued and outstanding PubCo Ordinary Shares and controlling PubCo within the meaning of Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Termination

The Merger Agreement may be terminated under certain customary circumstances prior to the Closing, including, among others: (i) by mutual written consent of Quantisimo and GigCapital8; (ii) by either Quantisimo or GigCapital8 if a final and nonappealable governmental order makes consummation of the Transactions illegal or otherwise prevents or prohibits their consummation; (iii) by either Quantisimo or GigCapital8 if the approval of GigCapital8’s shareholders is not obtained at the SPAC Shareholders’ Meeting (including any adjournment or postponement thereof); (iv) by GigCapital8 if the approval of the Company Shareholders is not obtained within five business days after the Proxy/Registration Statement becomes effective; (v) by either GigCapital8 or Quantisimo upon a breach of any representation, warranty, covenant or agreement by the other party (or, in the case of a breach by Quantisimo, any Acquisition Entity) such that the related closing conditions would not be satisfied, subject to a 30-day cure period for curable breaches; (vi) by Quantisimo within ten business days after a change in the recommendation of GigCapital8’s board of directors, or by GigCapital8 within ten business days after a change in the recommendation of Quantisimo’s board of directors; or (vii) by either Quantisimo or GigCapital8 if the Closing has not occurred on or before March 31, 2027, unless the party seeking to terminate is in material breach of the Merger Agreement. No termination fee, break-up fee or similar fee is payable by any party upon or in connection with the termination of the Merger Agreement.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Merger Agreement is not intended to provide any other factual information about WISeQey, SEALSQ, GigCapital8, Quantisimo, PubCo or any other party to the Merger Agreement or any related agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, are subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and are subject to standards of materiality applicable to the contracting parties that may differ from those applicable to investors and security holders. Investors and security holders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in WISeQey’s, SEALSQ’s or GigCapital8’s public disclosures.

The foregoing description of the Merger Agreement and the Transactions does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 99.2 to this Report on Form 6-K and is incorporated by reference herein.

Related Agreements

Shareholder Support Agreement

Concurrently with the execution of the Merger Agreement, GigCapital8, PubCo, Quantisimo and the Company Shareholders entered into a Shareholder Support Agreement (the “Shareholder Support Agreement”), pursuant to which the Company Shareholders, which collectively own all outstanding shares of Quantisimo, currently consisting of 100 ordinary shares of Quantisimo, agreed, among other things and subject to the terms and conditions set forth therein, (i) to appear at any meeting of the shareholders of Quantisimo, or otherwise cause their shares to be counted as present for quorum purposes, and to vote (or act by written consent) all of their shares of Quantisimo in favor of the approval and adoption of the Merger Agreement, the Mergers and the other Transactions, (ii) to vote (or act by written consent) against any alternative transaction with respect to Quantisimo and any other action that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Transactions, (iii) not to transfer their shares of Quantisimo prior to the Closing, subject to certain exceptions (provided that permitted transferees sign a counterpart to the Shareholder Support Agreement), (iv) not to solicit, initiate, continue or participate in discussions regarding any alternative transaction with respect to Quantisimo, and (v) to consummate the Contribution. Each Company Shareholder also granted Carlos Moreira and John O’Hara (or their designee) an irrevocable proxy to vote its shares of Quantisimo with respect to such matters if such Company Shareholder fails to vote or consent as required within two business days after Quantisimo requests it to do so. The Shareholder Support Agreement will automatically terminate upon the earliest of the Closing, the termination of the Merger Agreement in accordance with its terms and the mutual written agreement of the parties thereto.

The foregoing description of the Shareholder Support Agreement is not complete and is qualified in its entirety by reference to the Shareholder Support Agreement, a copy of which is filed as Exhibit 99.3 to this Report on Form 6-K and is incorporated by reference herein.

Sponsor Support Agreement

Concurrently with the execution of the Merger Agreement, the Sponsor, GigCapital8, PubCo and Quantisimo entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”), pursuant to which the Sponsor, which owns 6,058,167 SPAC Class B Shares and 10,000 private placement units, with each such unit consisting of one SPAC Class A Share and one SPAC Public Right, of GigCapital8, agreed, among other things and subject to the terms and conditions set forth therein, (i) to appear at any meeting of GigCapital8’s shareholders, or otherwise cause its shares to be counted as present for quorum purposes, and to vote (or act by written consent) all of its shares of GigCapital8 (a) in favor of the approval and adoption of the Merger Agreement, the Mergers and the other Transactions and (b) against any SPAC Alternative Transaction (as defined in the Merger Agreement), any merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of GigCapital8 (other than the Transactions), any change in the business of GigCapital8, and any proposal, action or agreement that would reasonably be expected to impede, frustrate, prevent or nullify the Transactions or certain other matters; (ii) to comply with its obligations under the letter agreement, dated as of October 3, 2025, among GigCapital8, the Sponsor and GigCapital8’s then-current officers and directors (the “Insider Letter”), not to redeem any of its shares in connection with the Transactions, any extension of GigCapital8’s deadline to consummate a business combination or otherwise, and not to transfer any of its shares unless the transferee executes a joinder to the Sponsor Support Agreement; (iii) subject to the consummation of the SPAC Merger, to irrevocably waive, and not to assert, perfect or otherwise exercise, any anti-dilution or similar adjustment rights that would otherwise result in the SPAC Class B Shares converting on a greater than one-for-one basis in connection with the Transactions; (iv) effective as of the Closing, to release GigCapital8, PubCo and Quantisimo and certain related persons from claims arising at or prior to the Closing, subject to certain exceptions; (v) to waive any dissenters’ rights under Section 238 of the Cayman Islands Companies Act (As Revised) in connection with the SPAC Merger; and (vi) to be bound by certain provisions of the Merger Agreement, including those relating to the funding of the SPAC Cash Contribution, the satisfaction of excess SPAC Transaction Expenses, non-solicitation, confidentiality and public announcements. The Sponsor Support Agreement will terminate upon the earlier of the Closing and the termination of the Merger Agreement in accordance with its terms, subject to the survival of certain provisions following the Closing.

The foregoing description of the Sponsor Support Agreement is not complete and is qualified in its entirety by reference to the Sponsor Support Agreement, a copy of which is filed as Exhibit 99.4 to this Report on Form 6-K and is incorporated by reference herein.

Form of PIPE Subscription Agreement

The Merger Agreement contemplates that certain investors may fund a private investment in PubCo (the “PIPE Investment”) pursuant to subscription agreements to be entered into with PubCo and GigCapital8 substantially in the form attached as Exhibit A to the Merger Agreement (the “PIPE Subscription Agreements”), although no such PIPE Subscription Agreements have been entered into as of the date of this Report on Form 6-K, and it is possible that PubCo and GigCapital8 may not in the future enter into any PIPE Subscription Agreements in the form attached as Exhibit A to the Merger Agreement. In the event that PubCo and GigCapital8 in the future do enter into any PIPE Subscription Agreements in the form of PIPE Subscription Agreement attached as Exhibit A to the Merger Agreement, then each investor would agree to subscribe for and purchase from PubCo, and PubCo would agree to issue and sell to such investor, PubCo Ordinary Shares, with the closing of the subscription to occur immediately prior to the SPAC Merger Effective Time and conditioned upon the substantially contemporaneous consummation of the Transactions. The form of PIPE Subscription Agreement attached as Exhibit A to the Merger Agreement provides that PubCo will endeavor to file a registration statement on Form F-1 registering the resale of the subscribed PubCo Ordinary Shares no later than 30 business days after the closing, subject to the payment of liquidated damages equal to 1% of the investor’s subscription amount for each five-business-day period of delay (capped at 5% of such subscription amount), and will use commercially reasonable efforts to cause such registration statement to be declared effective no later than the 135th calendar day (or the 195th calendar day if the SEC reviews the registration statement) after filing. The form of PIPE Subscription Agreement attached as Exhibit A to the Merger Agreement also contains customary representations, warranties, covenants and closing conditions, including the approval of the subscribed PubCo Ordinary Shares for listing on a national securities exchange, and a covenant of each investor not to engage in hedging activities or short sales that result in a net short position in PubCo securities until six months following the effectiveness of the resale registration statement.

The foregoing description of the form of PIPE Subscription Agreement attached as Exhibit A to the Merger Agreement is not complete and is qualified in its entirety by reference to the form of PIPE Subscription Agreement, a copy of which is attached as Exhibit A to the Merger Agreement filed as Exhibit 99.2 to this Report on Form 6-K and is incorporated by reference herein.

Amended and Restated Registration Rights Agreement

Pursuant to the Merger Agreement, simultaneously with the Closing, GigCapital8, PubCo, the Sponsor, the Company Shareholders and certain other holders party to the Registration Rights Agreement, dated as of October 3, 2025, by and among GigCapital8, the Sponsor and the other parties thereto (the “Original Registration Rights Agreement”), will enter into an Amended and Restated Registration Rights Agreement substantially in the form attached as Exhibit O to the Merger Agreement (the “A&R Registration Rights Agreement”), which will amend and restate the Original Registration Rights Agreement in its entirety and become effective as of the SPAC Merger Effective Time. Pursuant to the form of A&R Registration Rights Agreement, PubCo will be substituted for GigCapital8 as the “Company” thereunder and the Company Shareholders will be admitted as holders. Subject to the terms and conditions set forth therein, (i) holders of a majority-in-interest of the registrable securities not then subject to a lock-up period, the Sponsor or the Company Shareholders may make written demands for registration of their registrable securities, subject to a maximum of three demand registrations in the aggregate, (ii) the holders will be entitled to customary piggyback registration rights, and (iii) the holders may request that PubCo register the resale of their registrable securities on a short-form registration statement, when available. The registration rights of all holders will rank pari passu, and PubCo will bear the registration expenses, subject to certain exceptions.

The foregoing description of the A&R Registration Rights Agreement is not complete and is qualified in its entirety by reference to the form of A&R Registration Rights Agreement, a copy of which is attached as Exhibit O to the Merger Agreement filed as Exhibit 99.2 to this Report on Form 6-K and is incorporated by reference herein.

Lock-Up Agreement

Pursuant to the Merger Agreement, prior to the Closing, PubCo, GigCapital8, Quantisimo, the Sponsor, the directors and officers of GigCapital8 and the Company Shareholders will enter into a lock-up agreement substantially in the form attached as Exhibit D to the Merger Agreement (the “Lock-Up Agreement”). Under the Lock-Up Agreement, each such shareholder (each, a “Lock-Up Party”) will agree, subject to certain customary exceptions, not to transfer any PubCo Ordinary Shares received in connection with the Transactions or otherwise held immediately following the Closing (other than certain excluded securities) until the earliest of (i) six months following the Closing, (ii) the date, commencing at least 90 days following the Closing, on which the last reported sale price of the PubCo Ordinary Shares equals or exceeds $11.50 per share for any 20 trading days within any 30 consecutive trading-day period and (iii) the completion of certain transactions following the Closing pursuant to which all PubCo shareholders have the right to exchange their securities for cash, securities or other property. The Lock-Up Agreement will also provide for the assumption by PubCo of certain existing lock-up obligations relating to the securities of GigCapital8 and will contain provisions relating to permitted transfers and the release of securities from the lock-up restrictions. PubCo Class F Shares, PubCo Ordinary Shares acquired in the PIPE Investment and certain other securities will not be subject to the restrictions under the Lock-Up Agreement. The execution and delivery of the Lock-Up Agreement by the parties specified in the Merger Agreement will be a condition to the obligations of GigCapital8 and Quantisimo to consummate the Transactions.

The Lock-Up Agreement will also provide that certain amendments, waivers or releases of lock-up restrictions granted to a Lock-Up Party or another PubCo shareholder who enters into another lock-up agreement in connection with the Transactions, will result in corresponding amendments, waivers or proportionate releases for the other Lock-Up Parties, subject to the terms of the Lock-Up Agreement.

The foregoing description of the Lock-Up Agreement is not complete and is qualified in its entirety by reference to the form of Lock-Up Agreement, a copy of which is attached as Exhibit D to the Merger Agreement filed as Exhibit 99.2 to this Report on Form 6-K and is incorporated by reference herein.

Class F Shareholders’ Agreement

Prior to the Closing, PubCo, each of the Company Shareholders and the Sponsor will enter into a Class F Shareholders’ Agreement substantially in the form attached as Exhibit N to the Merger Agreement (the “Class F Shareholders’ Agreement”), which will govern certain rights and obligations of the holders of PubCo Class F Shares (the “Class F Shareholders”). Pursuant to the Class F Shareholders’ Agreement, the Class F Shareholders will agree to vote their PubCo Class F Shares as a single group in accordance with the determination of the holders of a majority of the outstanding PubCo Class F Shares, subject to certain provisions regarding the composition of PubCo’s board of directors. In particular, following the Closing, the Class F Shareholders will agree to vote their PubCo Class F Shares to maintain a seven-member board of directors, consisting of (i) four directors designated by the Company Shareholders, reasonably acceptable to the Sponsor, at least two of whom must qualify as independent directors under applicable Nasdaq listing rules, and (ii) three directors designated by the Sponsor, reasonably acceptable to the Company Shareholders, at least two of whom must qualify as independent directors under applicable Nasdaq listing rules. The Class F Shareholders will also agree to vote their PubCo Class F Shares to preserve the rights and preferences of the PubCo Class F Shares under PubCo’s memorandum and articles of association. The Class F Shareholders’ Agreement will prohibit transfers of PubCo Class F Shares other than to another Class F Shareholder, subject to certain exceptions, including distributions by the Sponsor to its shareholders in connection with its liquidation, dissolution or winding up. In addition, the Class F Shareholders’ Agreement will provide that all PubCo Class F Shares held by the Sponsor or its permitted distributees will be automatically redeemed and cancelled in exchange for PubCo Ordinary Shares on a one-for-one basis upon the earliest of (i) the third anniversary of the Closing, (ii) a reduction of the aggregate shareholding of the Sponsor and its permitted distributees below 5% of PubCo’s issued share capital as a result of sales or other transfers by such holders, excluding reductions resulting solely from dilution, and (iii) following a reduction of such aggregate shareholding below 5% solely as a result of dilution, a further reduction of such shareholding by 1% of PubCo’s share capital as a result of sales or other transfers by such holders, disregarding dilution resulting from issuances by PubCo. The Class F Shareholders’ Agreement will also provide that any subsequent holder of PubCo Class F Shares must become a party thereto.

The foregoing description of the Class F Shareholders’ Agreement is not complete and is qualified in its entirety by reference to the form of Class F Shareholders’ Agreement, a copy of which is attached as Exhibit N to the Merger Agreement filed as Exhibit 99.2 to this Report on Form 6-K and is incorporated by reference herein.

Additional Information and Where to Find It

In connection with the Transactions, GigCapital8 and PubCo intend to file with the SEC a Registration Statement on Form F-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of GigCapital8 and a prospectus of PubCo (the “Proxy Statement/Prospectus”). After the Registration Statement has been filed and declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to shareholders of GigCapital8 as of a record date to be established for voting on the Transactions and other matters as described in the Proxy Statement/Prospectus. GigCapital8 and PubCo will also file other documents regarding the Transactions with the SEC. This Report on Form 6-K does not contain all of the information that should be considered concerning the Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF GIGCAPITAL8 AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH GIGCAPITAL8’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT GIGCAPITAL8, PUBCO, QUANTISIMO AND THE TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by GigCapital8 or PubCo, without charge, once available, on the SEC’s website at www.sec.gov or by directing a written request to: GigCapital8 Corp., Attn: Corporate Secretary, 1731 Embarcadero Rd., Suite 200, Palo Alto, CA 94303.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS REPORT ON FORM 6-K. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

GigCapital8, PubCo, Quantisimo and their respective directors, executive officers, certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from GigCapital8’s shareholders in connection with the Transactions. Investors and shareholders may obtain more detailed information regarding the names, affiliations and interests of GigCapital8’s directors and executive officers in GigCapital8’s filings with the SEC, including GigCapital8’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 31, 2026. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of GigCapital8’s shareholders in connection with the Transactions, which may in some cases be different from those of GigCapital8’s, PubCo’s or Quantisimo’s equity holders generally, will be set forth in the Registration Statement and Proxy Statement/Prospectus, which is expected to be filed by GigCapital8 and PubCo with the SEC. Investors and security holders may obtain free copies of these documents as described above.

Forward-Looking Statements

This Report on Form 6-K contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Transactions involving WISeQey, SEALSQ, GigCapital8, PubCo and Quantisimo, including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding WISeQey, SEALSQ, GigCapital8, PubCo, Quantisimo and the Transactions and statements regarding the anticipated benefits and timing of the completion of the Transactions, the contribution of interests in Quantisimo’s operating subsidiaries, the listing of PubCo’s securities on any securities exchange, the planned business strategy, plans and use of proceeds, objectives of management for future operations of PubCo, market size and growth opportunities, regulatory conditions, technological and market trends, future financial condition and performance and expected financial impacts of the Transactions, the satisfaction of closing conditions to the Transactions, the level of redemptions of GigCapital8’s public shareholders, and WISeQey’s, SEALSQ’s, GigCapital8’s, PubCo’s and Quantisimo’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the Transactions may not be completed in a timely manner or at all, which may adversely affect the price of WISeQey’s, SEALSQ’s or GigCapital8’s securities; the risk that the Transactions may not be completed by GigCapital8’s business combination deadline or by March 31, 2027, the outside date under the Merger Agreement; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the failure by the parties to satisfy the conditions to the consummation of the Transactions, including the approval of GigCapital8’s shareholders, the satisfaction of the minimum cash condition and SEALSQ’s cash contribution; delays or failures to obtain necessary regulatory approvals required to complete the Transactions; the ability of WISeQey and SEALSQ to complete the contribution of their interests in Miraex SA, SEALCOIN AG, WeCan Group SA and WISeSat.Space Holdings Corp. to Quantisimo prior to closing; the failure to obtain any PIPE financing on acceptable terms or at all; failure to realize the anticipated benefits of the Transactions; the level of redemptions of GigCapital8’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of GigCapital8 or the ordinary shares of PubCo; the effect of PubCo’s dual-class structure, under which holders of PubCo’s Class F shares will hold 49.999999% of the aggregate voting power of PubCo; the lack of a third-party fairness opinion in determining whether or not to pursue the Transactions; the failure of PubCo to obtain or maintain the listing of its securities on any securities exchange after closing of the Transactions; costs related to the Transactions and as a result of PubCo becoming a public company; PubCo’s status as a British Virgin Islands company and a foreign private issuer; the risk that the Transactions do not qualify for their intended tax treatment and risks relating to passive foreign investment company status; changes in business, market, financial, political and regulatory conditions; the risk that the Transactions disrupt current plans and operations of Quantisimo, WISeQey or SEALSQ; expectations relating to the demand for Quantisimo’s quantum, post-quantum and space technologies and Quantisimo’s ability to successfully commercialize its technologies, scale and grow its business and retain key management and employees; the risk that Quantisimo is pursuing an emerging market; the cash position of Quantisimo following the closing of the Transactions; the outcome of any potential legal proceedings that may be instituted against GigCapital8, PubCo, Quantisimo, WISeQey, SEALSQ or others following announcement of the Transactions; and those risk factors discussed in documents that WISeQey, SEALSQ, GigCapital8 or PubCo filed, or that will be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of WISeQey’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the SEC on April 30, 2026, the “Risk Factors” section of SEALSQ’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the SEC on March 31, 2026, the “Risk Factors” section of the final prospectus of GigCapital8 dated as of October 6, 2025 and filed by GigCapital8 with the SEC on October 6, 2025, GigCapital8’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 31, 2026, GigCapital8’s Quarterly Reports on Form 10-Q, the Registration Statement that will be filed by GigCapital8 and PubCo and the Proxy Statement/Prospectus contained therein, and other documents filed by WISeQey, SEALSQ, GigCapital8 or PubCo from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that WISeQey, SEALSQ, GigCapital8, PubCo or Quantisimo presently knows or that WISeQey, SEALSQ, GigCapital8, PubCo or Quantisimo currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and WISeQey, SEALSQ, GigCapital8, PubCo and Quantisimo assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of WISeQey, SEALSQ, GigCapital8, PubCo or Quantisimo gives any assurance that any of them will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by WISeQey, SEALSQ, GigCapital8, PubCo, Quantisimo or any other person that the events or circumstances described in such statement are material.

No Offer or Solicitation

This Report on Form 6-K and the information contained herein is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of WISeQey, SEALSQ, GigCapital8, PubCo or Quantisimo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Exhibit No.	Description
99.1	Press release of WISeQey Corp. issued on October 9, 2026
99.2*	Agreement and Plan of Merger, dated as of October 8, 2026, by and among GigCapital8 Corp., Quantisimo Holdings Corp., Quantisimo Merger Sub Inc., GigCapital8 Merger Sub Inc., Quantisimo Corp., WISeQey Corp and SEALSQ Corp
99.3	Shareholder Support Agreement, dated as of October 8, 2026, by and among GigCapital8 Corp., Quantisimo Holdings Corp., Quantisimo Corp., WISeQey Corp and SEALSQ Corp
99.4	Sponsor Support Agreement, dated as of October 8, 2026, by and among GigAcquisitions8 Corp., GigCapital8 Corp., Quantisimo Holdings Corp. and Quantisimo Corp.

*	Certain exhibits and schedules to this Exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 14, 2026	wiseQey CORP.

	By:	/s/ Carlos Moreira
		Name:	Carlos Moreira
		Title:	Chief Executive Officer

	By:	/s/ John O’Hara
		Name:	John O’Hara
		Title:	Chief Financial Officer

12